UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 11, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ionis Pharmaceuticals, Inc.

File No. 0-19125 - CF#35561

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        Ionis Pharmaceuticals, Inc. (formerly Isis Pharmaceuticals, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 13, 2008.

        Based on representations by Ionis Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

              Exhibit 10.73   through October 22, 2022

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                        Brent J. Fields
                        Secretary